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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                POWERRAISE, INC.
                                (Name of Issuer)

                      Shares of Common Stock, No Par Value
                         (Title of Class of Securities)

                                   73933U 10 2
                                 (CUSIP Number)

                                 Reuven Gamliel
                               37 Kirshtain Street
                                  Afula, Israel
                                 (972) 4 6424261
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 12, 2007
                                  -------------
             (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 73933U 10 2
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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Reuven Gamliel
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) |_|
     (b) |_|

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3    SEC USE ONLY


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4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
     |_|

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
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               7    SOLE VOTING POWER

                    -1,443,235-
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           -1,443,235-
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,443,235 shares of common stock
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     |_|

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     56% of the issued and outstanding shares of common stock
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14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
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

Item 1. Security and Issuer

Security:         Common Stock, $0.001 per share

Issuer:           Powerraise, Inc. (the "Issuer")
                  1687 West Broadway, Site 303
                  Vancouver, B.C., Canada V6J 1X2

Item 2. Identity and Background

(a) The name of the person filing this statement: Reuven Gamliel (the "Reporting Person").

(b) The residence or business address of the Reporting Person is: 37 Kirshtain Street, Afula, Israel.

(c) The present principal occupation of the Reporting Person is General Manager. The name, principal business, and address of the organization in which such employment is conducted are as follows: Gamcom Ltd., 7 Gibori Israel St., Netanya, Israel. Gamcom designs, develops, manufactures, markets and supports a line of telecommunication products.

(d) The Reporting Person is a citizen of Israel.

(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f) During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On June 12, 2007, the Reporting Person paid cash in an amount equal to $0.20 per share for the purchase of the shares of common stock reported herein. The amount was paid from the Reporting Person's personal funds.

Item 4. Purpose of Transaction

The Reporting Person acquired the shares of common stock reported herein for the purpose of obtaining majority control of the Issuer. Although the Reporting Person does not have any present plan or proposal which would result or relate to any of the transactions described in subparagraphs (a) through (j) of Section 4 of Schedule 13D, the Reporting Person is considering, among other things, changing the business of the Issuer, issuing shares for a product owned directly or indirectly by the Reporting Person, issuing shares for a capital raise for the Issuer and changing the management of the Issuer.

Item 5. Interest in Securities of the Issuer

(a) The Issuer has 2,581,000 issued and outstanding shares of common stock. The Reporting Person owns 1,443,235 shares (representing 56%) of the issued and outstanding common stock of the Issuer.

(b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares reported above in this Item 5.

(c) Other than the acquisition of the shares reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Stock Purchase and Sale Agreement, dated June 12, 2007, whereby the Reporting Person acquired the securities identified herein, there are currently no contracts, arrangements, understandings or other relationships among the person named in Item 2 and between such person and any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

99.1 Stock Purchase and Sale Agreement, dated June 12, 2007, between Ruth Navon and Shlomo Friedman, and the Reporting Person and the other signatories thereto.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 10, 2007


                                                       /s/ Reuven Gamliel
                                                       -------------------------
                                                       Name: Reuven Gamliel



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).